CANOPY GROWTH
CORPORATION

1 Hershey Dr.
Smiths Falls, ON
K7A 0A8

(855) 558 9333 x 122
invest@canopygrowth.com
www.canopygrowth.com

Tweed

Spectrum
Cannabis

Exhibit 99.1

Canopy Growth Shareholders Approve $5B CAD ($4B USD) Investment by Constellation Brands

September 26, 2018

SMITHS FALLS, ON— Canopy Growth Corporation (“Canopy Growth” or the “Company”) (TSX:WEED, NYSE:CGC) is pleased to announce that at the Company’s annual general and special meeting of shareholders held on September 26, 2018 (the “Meeting”), shareholders approved the previously-announced $5B CAD ($4B USD) private placement of 104,500,000 common shares and 139,745,453 common share purchase warrants of the Company to CBG Holdings LLC (“CBG”), an affiliate of Constellation Brands, Inc. (the “Transaction”).

Of the approximately 40.87% of common shares represented at the Meeting, in person or by proxy, approximately 95.41% were voted in favour of the resolution approving the Transaction in accordance with the minority approval requirements under Multilateral Instrument 61-101 and the requirements of the Toronto Stock Exchange based on proxies received by the management appointees. Details of the voting results will be filed under the Company’s profile at www.sedar.com. Subject to the satisfaction or waiver of all of the conditions to the Transaction, including the receipt of regulatory approval under the Investment Canada Act, the Transaction is expected to be completed on or before October 31, 2018.

"We've established a leadership position in this industry by pushing the boundaries and executing in unchartered markets. With shareholders aligned on our vision of the future we'll get to work deploying capital and creating even more value for the hundreds of thousands of people who trust us with their hard-earned money," said Bruce Linton, Chairman & Co-CEO. "I would like to thank our shareholders for their support and for approving a landmark investment in our business."

Each of the director nominees listed in the Company’s August 22, 2018 management information circular were elected as directors at the Meeting. The detailed results of the vote for the election of directors held at the Meeting are set out below based on proxies received by the management appointees:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
John K. Bell	38,021,042	97.73	881,144	2.27
Murray Goldman	37,660,641	96.81	1,241,545	3.19
Bruce Linton	37,812,677	97.20	1,089,509	2.80
Chris Schnarr	37,729,825	96.99	1,172,361	3.01
Peter E. Stringham	36,913,453	94.89	1,988,733	5.11

Upon the closing of the Transaction, expected on or about October 31st and subject to remaining regulatory approvals, the composition of the board of directors will be reconstituted. Specifically, Murray Goldman and Chris Schnarr will be removed as directors effective as of the closing of the Transaction, and William Newlands, David Klein and Judy Schmeling will be elected as directors of the Company as nominees of CBG.

At the Meeting, shareholders also approved the appointment of Deloitte LLP, Chartered Accountants, as the Company’s auditor and authorized the board of directors to set its remuneration.

Contact:

Caitlin O’Hara

Media Relations

Caitlin.Ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.Burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

bruce@canopygrowth.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties across the globe. Canopy Growth operates over a dozen licensed cannabis production sites globally with over 3.2 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. With operations spanning 11 countries across five continents, the Company is proudly dedicated to educating healthcare practitioners, advancing the public discourse surrounding cannabis, and conducting robust clinical research in cannabinoid-based animal and human medicines. The Company has also established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Built on a proud history of firsts, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth.

Notice Regarding Forward Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to the timing and completion of the proposed transaction, applicable government and regulatory approvals of the proposed transaction, anticipated use of proceeds, exercise by Constellation Brands Inc. of any warrants, benefits from the proposed transaction and the composition of Canopy Growth’s board of directors. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the opening of stores; planning of unveiling events; product availability; and such risks contained in the Company’s Management Information Circular dated August 22, 2018 and annual information form dated June 28, 2018 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.